UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

(Amendment No. 4)

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

Master Global Assets Limited

c/o: Walkers Corporate Services (BVI) Limited

Walkers Chambers

171 Main Street

Round Town Tortola VG91110

British Virgin Islands

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Schedule 13D/A Page 2 of 7

CUSIP No.: 36268W100

1.	Name of reporting person:

Master Global Assets Limited

2.	Check the appropriate box if a member of group
(a) ☐
(b) ☒

3.	SEC use only

4.	Source of Funds

WC

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 5,008,531

9.	Sole dispositive power: 0

10.	Shared dispositive power: 5,008,531

11.	Aggregate amount beneficially owned by each reporting person:

5,008,531

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):

12.645%*

14.	Type of reporting person: OO

*

The decrease in the percent of class represented by amount in row (11), as disclosed on row 13 of this Amendment No. 4., as compared to the percent of class reflected in Amendment No. 3, is the result of MGAL’s sales of shares of common stock and also the Issuer’s issuance of additional shares, which increased the number of the Issuer’s shares of common stock outstanding

Schedule 13D/A Page 3 of 7

CUSIP No.: 36268W100

1.	Name of reporting person:

Michel Daher

2. Check the appropriate box if a member of group
(a) ☐
(b) ☒

3.	SEC use only
4.	Source of Funds

PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

Lebanon

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 5,008,531 (1)

9.	Sole dispositive power: 0

10.	Shared dispositive power: 5,008,531 (1)

11.	Aggregate amount beneficially owned by each reporting person:

5,008,531

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):

12.645%*

14.	Type of reporting person: IN

(1)	Michel Daher, as Chairman and co-owner of Master Global Asset Limited (“MGAL”), may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

*

The decrease in the percent of class represented by amount in row (11), as disclosed on row 13 of this Amendment No. 4., as compared to the percent of class reflected in Amendment No. 3, is the result of MGAL’s sales of shares of common stock and also the Issuer’s issuance of additional shares, which increased the number of the Issuer’s shares of common stock outstanding

Schedule 13D/A Page 4 of 7

CUSIP No.: 36268W100

1.	Name of reporting person:

Abdallah Daher

2.	Check the appropriate box if a member of group
(a) ☐
(b) ☒

3.	SEC use only

4.	Source of Funds

PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

Lebanon

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 5,008,531 (2)

9.	Sole dispositive power: 0

10.	Shared dispositive power: 5,008,531 (2)

11.	Aggregate amount beneficially owned by each reporting person:

5,008,531

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):

12.645%*

14.	Type of reporting person: IN

____________________________

*

The decrease in the percent of class represented by amount in row (11), as disclosed on row 13 of this Amendment No. 4., as compared to the percent of class reflected in Amendment No. 3, is the result of MGAL’s sales of shares of common stock and also the Issuer’s issuance of additional shares, which increased the number of the Issuer’s shares of common stock outstanding

(2)	Abdallah Daher, as a Director and co-owner of MGAL, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

Schedule 13D/A Page 5 of 7

CUSIP No.: 36268W100

Amendment No. 4 to Statement on Schedule 13D

This Amendment No. 4 to Statement on Schedule 13D (this “Amendment No. 4”) amends the Statement on Schedule 13D (the “Original Statement”) filed January 18, 2013, by Master Global Assets Limited (“MGAL”), Michel Daher and Abdallah Daher, as amended by the Amendment No. 1 to Statement on Schedule 13D filed February 12, 2013 (“Amendment No. 1”), the Amendment No. 2 to Statement on Schedule 13D filed March 18, 2013 (“Amendment No. 2”), and the Amendment No. 3 to Statement on Schedule 13D filed April 26, 2013 (“Amendment No. 3,” and collectively with the Original Statement, Amendment No. 1, and Amendment No. 2, the “Statement”). For purposes of this Amendment No. 4 and the Statement, MGAL, Michel Daher and Abdallah Daher are sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Except as specifically amended by this Amendment No. 4, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 4 have the meanings given to them in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	See Items 11 and 13 of the cover pages to the Statement (as amended by Amendment No. 4) for the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons may be deemed to beneficially own 5,008,531 shares, or 12.645%, of the Issuer’s Common Stock. The Subject Shares are owned directly by MGAL.

(b)	MGAL, Michel Daher, as Chairman and co-owner of MGAL, and Abdallah Daher, as a Director and co-owner of MGAL, each may be deemed to have the shared power to vote or to direct the voting of and to dispose or direct the disposition of 5,008,531 shares of the Issuer’s Common Stock.

(c)	Set forth below is a summary of all transactions by the Reporting Persons in the Subject Shares since the filing of Amendment No. 3:

Date	Transaction	Shares	Price Per Share
9/18/13	Sale	53,770	$10.34
9/19/13	Sale	15,972	$10.403
10/29/13	Sale	42,335	$11.34	*
10/30/13	Sale	12,380	$11.34	*
10/31/13	Sale	40,313	$10.50	*
11/01/13	Sale	7,728	$10.63	*
11/12/13	Sale	2,071	$10.72	*
11/13/13	Sale	15,400	$10.803	*
11/14/13	Sale	1,500	$10.69	*

*This is an average price per share. Reference is made to the relevant Form 4 filings by the Reporting Persons for more information about other related disclosures.

Schedule 13D/A Page 6 of 7

CUSIP No.: 36268W100

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1.	Joint Filing Agreement dated January 18, 2013, among Master Global Assets Limited, Michel Daher and Abdallah Daher (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on January 18, 2013).

Exhibit 2.	Limited Power of Attorney for Section 13 and Section 16 Reporting Obligations dated March 13, 2013 (incorporated herein by reference to Exhibit 2 of the Amendment No. 2 to Statement on Schedule 13D filed by the Reporting Persons on March 18, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013

MASTER GLOBAL ASSETS LIMITED
MICHEL DAHER
ABDALLAH DAHER

By:	/s/ Mark Daher
Mark Daher, as Attorney-in-Fact